Contact

www.linkedin.com/in/justinwcooke (LinkedIn)
empireflippers.com (Other)
empireflippers.com/marketplace/ (Other)
www.facebook.com/EmpireFlippers (Other)

Top Skills

SEO

Lead Generation

Online Advertising

Honors-Awards

#161 On INC 5000 List Of Fastest Growing Companies In The US

Justin Cooke

Co-Founder Empire Flippers & WebStreet

Greater Houston

Summary

Experienced Founder with a demonstrated history of working in the internet industry. Strong business development professional skilled in Search Engine Optimization (SEO), Sales, Business Development, Marketing Strategy, and Digital Marketing.

Experience

Empire Flippers

Founder

December 2010 - Present (12 years 10 months)

427 N Tatnall St Wilmington, DE 19801

Empire Flippers helps others buy, sell, and invest in profitable websites and online businesses.

WebStreet

Co-Founder

2021 - Present (2 years)

Houston, Texas, United States

Try BPO Outsourcing Solutions

Partner

March 2009 - December 2014 (5 years 10 months)

8605 Santa Monica Blvd 34425 Los Angeles, CA 90069

TwitArt.com

Partner at TwitArt.com

August 2009 - July 2014 (5 years)

AdSenseFlippers.com

Partner

December 2010 - March 2013 (2 years 4 months)

Philippines

eLocal Listing

2 years 7 months

Director of Operations
May 2009 - January 2010 (9 months)
Temecula, California, United States

Division Manager - Customer Care / Retention
July 2007 - May 2009 (1 year 11 months)
Temecula, California, United States

HLC Temecula
Marketing Director
2004 - 2007 (3 years)
30453 Stargazer Way Murrieta, CA 92563

Ficore Funding
Loan Officer
2002 - 2004 (2 years)
16875 West Bernardo Dr Suite 100 San Diego, CA 92127

Education

San Diego Mesa College
AA · (2001 - 2003)

Nuclear Power School
· (1995 - 1997)